NEWS RELEASE

RepliCel and University of Victoria Collaboration Leads to Bioengineering Innovations, Funding, and Patents

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Canadian granting agency MITACS commits to three years of funding for the project’s second stage to optimize certain proprietary microcarrier technologies for use in RepliCel’s cell therapy manufacturing

•	RepliCel signs an Option to License agreement related to a filed US patent application

VANCOUVER, BC, CANADA – 16 September 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that the first-stage of a research project with the University of Victoria Centre for Biomedical Engineering (“UVic”) has led to significant milestones in terms of technology advancements, patent filings, grant funding, and a license option agreement.

As a result of the innovations coming out of the collaboration to-date, RepliCel has signed a Technology Evaluation and Option to License agreement pertaining to a patent filed with the US Patent Office (“USPTO”) on “multifunctional microcarriers with thermal-responsive biomaterials coatings”. The agreement grants RepliCel an option to license the patent and related technologies for global applications related to therapeutic cell culture in RepliCel’s fields of interest.

Additionally, the parties have now executed a new research collaboration agreement intended to optimize the innovations for use with RepliCel’s technologies and are pleased to announce that this next phase of the collaboration has been awarded new grant of funding over three years from the Mitacs Accelerate program.

“Based on the success of the NSERC-funded first phase of this collaboration, we are very pleased to have now procured significant funding support from the Mitacs Accelerate Program which focuses on scientific innovations with significant industrial or commercial application. This is a tremendous endorsement of our innovations, progress, and the technology’s potential utility,” stated RepliCel’s President and CEO, R. Lee Buckler.

“We are also very pleased to continue this collaboration with Dr. Akbari and his team at UVic. He is one of the world's emerging experts on biomedical engineering and the employment of advanced materials and micro-technologies for cell and tissue culture. The collaboration represents a unique opportunity to leverage his expertise and non-dilutive grant funding to innovate around RepliCel's technologies in ways expected to improve the Company's commercial-scale manufacturing”.
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The UVic-RepliCel Micocarrier Cell Culture Project

The first phase of the two-year RepliCel-UVic project, announced in late 2018 and extended due to COVID-19 implications, was performed at the University of Victoria Centre for Biomedical Engineering,  Laboratory for Innovations in Microengineering under the leadership of Dr. Mohsen Akbari with input from RepliCel Chief Scientific Officer, Dr. Kevin McElwee. The project was co-funded by RepliCel Life Sciences and a grant from the Natural Science and Engineering Research Council of Canada ("NSERC") under the NSERC Collaborative Research and Development ("CRD") program. This first phase of the project resulted in further development of a proprietary microcarrier technology which is the subject of a U.S. patent application, employing certain advanced materials and properties designed as an innovative platform for adherent cell culture in small volumetric footprints with the potential to reduce media consumption, culture time, and/or the use and disposal of single-use plastics.

This newly launched second phase of the collaboration will focus on approaches to optimize therapeutic cell culture platforms, such as those employed in RepliCel's cell therapy manufacturing, for eventual commercial-scale production. This phase of the project will focus on optimizing the proprietary microcarrier technology for use in culturing RepliCel’s therapeutic cell therapy products as part of RepliCel’s vision for its next-generation manufacturing. This phase of the project will be co-funded by RepliCel and the Mitacs Accelerate program and co-led by Dr. Mohsen Akbari, Associate Professor at the University of Victoria and Director of the Laboratory for Innovations in Microengineering (LiME), and RepliCel’s Dr. Kevin McElwee.

About Dr. Mohsen Akbari

Dr. Mohsen Akbari received his PhD (2011) in Applied Sciences from Simon Fraser University (Vancouver, British Columbia). He also conducted research from 2012-2015 as a postdoctoral fellow at Brigham and Women's Hospital (Boston, USA), Harvard Medical School, and Wyss Institute for Biologically Inspired Engineering. Dr. Akbari is currently an Associate Professor of Mechanical Engineering at the University of Victoria, Canada. He is also affiliated with the Centre for Advanced Materials and Related Technology (CAMTEC) at the University of Victoria, International Collaboration on Repair Discoveries, and the Djavad Mowafaghian Centre for Brain Health. His research lies at the interface of cellular biology, biomaterials, and microtechnologies with a focus on the biofabrication of engineered tissue substitutes for regenerative medicine, development of biomimetic tissue models using microengineering techniques for disease modeling and drug discovery, and development of advanced drug delivery systems for therapeutic applications.

Dr. Akbari has published more than 90 peer-reviewed articles in high impact journals including Small, Science Translational Medicine, Advanced Functional Materials, Advanced Science, Nature Microtechnologies and Nanoengineering, Biotechnology Advances, and Advanced Materials. He is also published 7 book chapters, 3 patent applications/disclosures, and more than 50 conference presentations in prestigious conferences such as µTAS, World Biomaterials Congress, IMECE, and ASME. He has been cited +5300 times according to Google Scholar and has an h-index of 35. Dr. Akbari is the recipient of several institutional, national, and international awards such as the British Columbia Innovation Award, the Natural Sciences and Engineering Research Council of Canada (NSERC) postdoctoral fellowship, and the Kaiser Foundation Award. Recently, he was recognized as a rising Canadian star in global health. He also serves on the editorial board of Micromachines, Gels, and Transactions of Canadian Society for Mechanical Engineering (CSME), and is the chair of the micro and nanotechnology technical committee at CSME.
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About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

Headquartered in Canada with a base of operations in Europe, RepliCel has existing partnerships in the United States, Japan and China as well as long-standing and ongoing research collaborations with the University of Victoria and the University of British Columbia.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.  RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents and successfully reviewed by three different regulatory agencies.

RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Certain commercial rights for RCI-02 have been licensed to YOFOTO for Greater China and a limited-term exclusive distributorship to MainPointe for the United States.

The commercial rights for RCH-01 for most of Asia have been exclusively licensed to Shiseido Company. Though the legal status of this license is currently the subject of some disagreement between the parties, Shiseido continues to finance the development of the licensed product based on RepliCel’s technology in their territory. The commercial rights for RCT-01 and RCS-01 have been exclusively licensed to YOFOTO (China) Health for Greater China. YOFOTO is also committed to financing the co-development of these products in their territory.

For more information, please visit www.replicel.com or contact:

For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com

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